Attitude Drinks Incorporated
10415 Riverside Drive, # 101
Palm Beach Gardens, Florida 33410-4237

December 20, 2011

John Reynolds
Assistant Director                                                                                                                                   VIA EDGAR
Division of Corporation Finance                                                                                                           CORRESPONDENCE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Attitude Drinks Incorporated
November 4, 2011 Supplemental Response
Form 10-K for Fiscal Year Ended March 31, 2010, as amended
Filed July 14, 2010 and amended April 21, 2011
File No. 000-52904

Dear Mr. Reynolds:

This letter sets forth the response of Attitude Drinks Incorporated (“Attitude” or the “Company”) to the Staff’s comment letter dated December 6, 2011.

November 4, 2011 Supplemental Response

General

1.  We partially reissue our comment issued on October 24, 2011.  Please address the changes to the MD&A section you plan to make to the company’s Form 10-Q for quarterly period ended December 31, 2010.

Response: On July 6, 2011, we amended our Form 10-Q for the quarterly period ended December 31, 2010 to address the comments in your letters dated March 31, 2011 and June 2, 2011. As a result of the additional comments and our responses to these comments, we will revise the table in the MD&A titled “RECAP ANALYSIS OF ALL CONVERTIBLE NOTES PAYABLE AND SHORT-TERM BRIDGE NON-CONVERTIBLE LOANS FOR THE NINE MONTHS ENDED DECEMBER 31, 2010” as follows to make it consistent with the other previously proposed disclosure, including the disclosure of the default interest rate for all notes and other minor changes.  Changes from previous table are highlighted.

RECAP ANALYSIS OF ALL CONVERTIBLE NOTES PAYABLE
AND SHORT-TERM BRIDGE NON-CONVERTIBLE LOANS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

						Default	Accrued
Original Note	Issue		Default	$ Amount	Interest	Interest	Default
Amount	Date	Due Date	Yes/No	Past Due	Rate	Rate	Interest

CONVERTIBLE NOTES
$ 600,000	October, 2007	3/31/2011	No	-	10%	15%	-
$ 312,000	January, 2008	3/31/2011	No	-	None-discount note	15%	-
$ 500,000	February, 2008	3/31/2011	No	-	10%	15%	-
$ 100,000	June, 2008	3/31/2011	No	-	10%	15%	-
$ 263,333	September, 2008	3/31/2011	No	-	None-discount note	15%	-
$ 60,833	December, 2008	3/31/2011	No	-	None-discount note	15%	-
$ 200,834	January, 2009	3/31/2011	No	-	15%	15%	-
$ 60,000	February, 2009	3/31/2011	No	-	15%	15%	-
$ 361,112	March, 2009	3/31/2011	No	-	12%	20%	-
$ 27,778	October, 2009	3/31/2011	No	-	12%	20%	-
$ 618,612	November, 2009	3/31/2011	No	-	12%	20%	-
$ 150,000	January, 2010	3/31/2011	No	-	12%	20%	-
$ 192,500	March, 2010	3/31/2011	No	-	12%	20%	-
$ 55,000	May, 2010	3/31/2011	No	-	12%	20%	-
$ 900,000	July, 2011	7/15/2012	No	-	10%	20%	-
$ 4,402,002				$ -			$ -

SHORT-TERM BRIDGE LOANS				(a)
$ 120,000	April 2, 2008	Past due	Yes	$ 120,000		15%	$ 40,675
$ 120,000	April 9, 2008	12/31/2010	No	N/A	None-discount note	-	-
$ 60,000	April 14, 2008	Past due	Yes	$ 60,000		15%	$ 20,337
$ 33,000	May 19, 2008	Past due	Yes	$ 33,000		15%	$ 11,185
$ 55,000	August 5, 2008	Past due	Yes	$ 55,000		15%	$ 30,043

$ 268,000	Total amount past due			$ 268,000			$ 102,240
(a) Notes indicated in default are in default because they are past due

Assuming the above response satisfactorily addresses your comment, we will incorporate this response with other changes referenced in our previous responses to you and amend the following filings:

Form 10-K/A-2 for the fiscal year ended March 31, 2010
Form 10-Q/A-2 for the quarterly period ended June 30, 2010
Form 10-Q/A-2 for the quarterly period ended September 30, 2010
Form 10-Q/A-2 for the quarterly period ended December 31, 2010

As such, please let us know if there is any additional information that you require.

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Attitude Drinks Incorporated

By: /s/ Tommy E. Kee
Name:  Tommy E. Kee
Title: Chief Financial Officer and Principal Accounting Officer